

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

April 25, 2016

Greg L. Henslee
Chief Executive Officer
O'Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, MO 65805

> **Re:** **O'Reilly Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 21318**

Dear Mr. Henslee:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Accounting Branch Chief
           Office of Consumer Products